Exhibit 99.2

To the Shareholders of Genmab A/S

September 8, 2026

EXTRAORDINARY GENERAL MEETING

Genmab A/S (in the following the “Company”) hereby invites its shareholders to attend an extraordinary general meeting on

Wednesday October 7, 2026, at 3:00 PM CEST

at the Company's offices, Carl Jacobsens Vej 30, DK-2500 Valby, Denmark.

Agenda:

1.Proposal from the Board of Directors on the approval of the remuneration to the Board of Directors for 2026.

2.Any other business.
Genmab A/S Carl Jacobsens Vej 30, DK-2500 Valby, Denmark
Tel. +45 7020 2728 www.genmab.com CVR no. 2102 3884

Complete Proposals

Re item 1 on the agenda:

At the Company's Annual General Meeting held on March 19, 2026, the proposal on the remuneration of the Board of Directors for 2026 was withdrawn. Following the Annual General Meeting, the Board of Directors conducted a comprehensive shareholder outreach, including engagement with a broad cross-section of the Company’s shareholders and proxy advisors, to better understand the concerns underlying the level of shareholder support.

A letter from the Chair of the Board of Directors and the Chair of the Compensation Committee is enclosed as Appendix 1. The letter summarizes the shareholder feedback received, the alternatives considered by the Board of Directors and the actions taken in response and explains the Board of Directors’ rationale for the remuneration proposal set out below. Shareholders are encouraged to read Appendix 1 in conjunction with this notice.

The Board of Directors proposes that the remuneration of the Board of Directors for 2026, including both (i) annual base fees and committee fees and (ii) share-based remuneration, shall remain unchanged from 2024 and 2025 and in accordance with the Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S (the "Remuneration Policy"), as further set out below.

Annual base fees and committee fees:
The annual base fees for members of the Board of Directors, including the committees thereof, shall be as follows:

-The annual base fee for members of the Board of Directors shall be DKK 600,000.
-The chair of the Board of Directors shall receive two times the annual base fee.
-The deputy chair of the Board of Directors shall receive one and a half times the annual base fee.
-The Audit and Finance Committee chair shall receive an annual fee of DKK 150,000 and the Audit and Finance Committee members an annual fee of DKK 100,000.
-The Compensation Committee chair shall receive an annual fee of DKK 120,000 and the Compensation Committee members an annual fee of DKK 80,000.
-The Nominating and Corporate Governance Committee chair shall receive an annual fee of DKK 100,000 and the Nominating and Corporate Governance Committee members an annual fee of DKK 70,000.
-The Scientific Committee chair shall receive an annual fee of DKK 130,000 and the Scientific Committee members an annual fee of DKK 100,000.
-All committee members shall receive a fee of DKK 10,000 per committee meeting.

Share-based remuneration:
In accordance with the Remuneration Policy, members of the Board of Directors shall receive share-based instruments in the form of restricted stock units (“RSUs”) subject to the terms set out in the Remuneration Policy, as follows:

-The chair of the Board of Directors receives RSUs corresponding to three (3) times the fixed annual base fee.
-The deputy chair and the members of the Board of Directors receive RSUs corresponding to two and a half (2.5) times the fixed annual base fee.

-o0o-

The proposal under item 1 is required to be adopted by a simple majority of votes.

The Company's share capital amounts to DKK 62,377,844 divided into shares of DKK 1 each or any multiple hereof. Each share amount of DKK 1 shall entitle the shareholder to one vote.

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In accordance with Section 99 of the Danish Companies Act, the following documents will be published on the Company’s website (www.genmab.com) no later than September 15, 2026: (1) the notice (including Appendix 1 thereto) of the Extraordinary General Meeting, (2) information on the total number of shares and votes issued by the Company on the date of the notice, (3) the agenda, (4) the complete proposals to be presented at the Extraordinary General Meeting, and (5) forms needed to register for the Extraordinary General Meeting and possible proxy voting and post voting.

Registration Date: A shareholder’s right to participate in and vote at the Extraordinary General Meeting is determined in proportion to the number of shares the shareholder owns on the registration date Wednesday September 30, 2026.

Registering attendance: Shareholders who wish to attend the Extraordinary General Meeting must register their attendance no later than Friday October 2, 2026, by:

•Visiting the Company’s website www.genmab.com or Euronext Securities’ website www.euronext.com/cph-agm no later than 11:59 PM CEST to register electronically; or
•Returning the enclosed registration form – duly completed and signed – to Euronext Securities, Nicolai Eigtveds Gade 8, DK-1402 Copenhagen K, Denmark by post no later than 11:59 PM CEST or by e-mail to CPH-investor@euronext.com; or
•Contacting Genmab A/S, Investor Relations, Carl Jacobsens Vej 30, DK-2500 Valby, Denmark either in person or in writing no later than 10:00 AM CEST; or
•Contacting Euronext Securities telephonically at +45 43 58 88 66 no later than 4:00 PM CEST.

As a prerequisite for attending, shareholders must provide an e-mail address when registering their attendance. Following registration, shareholders will receive an e-mail containing a QR code and instructions for accessing the General Meeting Portal. Shareholders attending in person must use the General Meeting Portal to verify their admission and to vote at the Extraordinary General Meeting.

Shareholders are encouraged to bring their own smartphone or tablet for this purpose. Wi-Fi and assistance will be available at the venue, and a limited number of pre-configured devices will be available for loan from Euronext Securities.

Please note that no food or refreshments will be served in connection with the Extraordinary General Meeting.

Voting: Voting will take place via the General Meeting Portal. Shareholders must log on to the portal in order to be able to vote. Shareholders who have granted proxies or voted by post prior to the General Meeting will not be able to vote at the General Meeting.

Proxy vote: Shareholders who do not expect to be able to participate in the General Meeting may:

•Assign a proxy to a person appointed by the shareholder. Proxies shall submit a request for an admission card as described above; or
•Assign a proxy to the Board of Directors. In this case your votes will be cast in accordance with the recommendations of the Board of Directors; or
•Assign a proxy to the Board of Directors by indicating how you wish your votes to be cast.

Go to the Company’s website www.genmab.com or Euronext Securities’ website www.euronext.com/cph-agm to assign a proxy to the Board of Directors to vote in accordance with its recommendations, or assign a proxy indicating how you wish your votes to be cast by checking the boxes on the electronic proxy form. This must be completed by 11:59 PM CEST on Friday October 2, 2026. You may alternatively complete and sign the enclosed proxy form and return it by post to Euronext Securities, Nicolai Eigtveds Gade 8, DK-1402 Copenhagen K, Denmark, or scan it and return it by e-mail to CPH-investor@euronext.com so that it is received by Euronext Securities by 11:59 PM CEST on Friday October 2, 2026.

Postal vote: Shareholders who do not expect to be able to participate in the General Meeting may also vote by post:

Go to the Company’s website www.genmab.com or www.euronext.com/cph-agm to vote by post. This must be completed by 10:00 AM CEST on Tuesday October 6, 2026. You may alternatively complete and sign the enclosed postal voting form and return it by post to Euronext Securities, Nicolai Eigtveds Gade 8, DK-1402 Copenhagen K, Denmark, or scan it and return it by e-mail to CPH-investor@euronext.com so that it is received by Euronext Securities by 10:00 AM CEST on Tuesday October 6, 2026.

Please note that you may either assign a proxy or vote by post, but not both.

Any shareholder, to whom an admission card already has been issued, but who is prevented from attending the Extraordinary General Meeting is kindly asked to notify the Company - preferably before Friday October 2, 2026.

Right to ask questions: Prior to the General Meeting, the shareholders may ask questions to the Company’s management in writing about the Company’s position or any of the other matters which are to be transacted at the General Meeting, or the Company’s relation to other companies in the Genmab Group. Shareholders’ questions must be sent by letter or email to either Marisol Peron (US), Senior Vice President, Global Communications & Corporate Affairs (mmp@genmab.com) or to Andrew Carlsen (EU), Vice President, Head of Investor Relations (acn@genmab.com). The question may be answered in writing by e.g. making the answer available on the Company’s website (www.genmab.com). The question may not be answered if the shareholder asking the question is not represented at the General Meeting. At the General Meeting, the shareholders may also ask questions to the Company’s management about the above matters.

Webcast: Shareholders who are not attending the Extraordinary General Meeting can watch the live webcast on the Company’s website www.genmab.com. The live webcast is publicly accessible and requires no registration.

Processing of personal data: The Company processes personal data about its shareholders in connection with the General Meeting. Please see Genmab A/S' Privacy Policy available on the Company's website: www.genmab.com/privacy/shareholders-genmab-a-s for details.

Copenhagen, September 8, 2026
On behalf of the Board of Directors

Deirdre P. Connelly
Chair

Scan the QR code with your smartphone or tablet to go to the registration site.